BofI Holding, Inc.
Investor Presentation

Greg Garrabrants
President and Chief Executive Officer

December 2014

Safe Harbor

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such



statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2014. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Q1 Fiscal 2015 Financial Highlights

Q1 2015 vs. Q1 2014	Amount ($MM or %)	Increase (%)	
Asset growth	$1,540.7	46.9%	
Deposit growth	$1,068.8	48.7%	
Loan portfolio growth	$1,526.2	62.7%	**Return on Equity: 18.61%**
Loan portfolio origination growth	$342.4	72.7%	
Non-performing assets to total assets	52 bps	-3 bps	**Return on Assets: 1.56%**
Net Income	$17.8	46.5%	
Diluted EPS	$1.20	41.2%	

BofI is Consistently Ranked among the Best of the Biggest Thrifts by SNL Financial...

2013 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar-year 2013 (1-25)

2013 rank	2012 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	1	BofI Holding Inc. (BOFI)	San Diego, CA	167.418	3,568.3	1.54	17.79	15.36	40.70	0.63	0.03
2	3	Hingham Institution for Savings (HIFS)	Hingham, MA	134.003	1,356.4	1.07	13.52	12.80	42.80	0.83	-0.01

1 BofI Holding, Inc. (BOFI) CA 167.418 3,568.3 1.54 17.79 15.36 40.70 0.63 0.03

#1

2012 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2012 (1-25)

2012 rank	2011 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	2	BofI Holding Inc. (BOFI)	San Diego, CA	154.986	2,874.3	1.44	17.72	14.33	38.05	1.11	0.29
2	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	142.629	851.1	1.41	13.64	11.60	34.99	0.22	-0.01
3	3	Hingham Institution for Savings (HIFS)	Hingham, MA	138.676	1,205.9	1.15	15.05	12.80	40.63	0.63	0.03
6	34	Meta Financial Group Inc. (CASH)	Sioux Falls, SD	82.364	1,763.3	1.14	16.03	17.83	82.27	2.54	0.29
7	6	Oritani Financial Corp. (ORIT)	Township of Washington, NJ	81.633	2,809.7	1.29	6.73	0.10	37.04	1.56	0.15

1 BofI Holding, Inc. (BOFI) CA 154.986 2,874.3 1.44 17.72 14.33 38.05 1.11 0.29

#1

2011 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2011 (1-25)

2011 Rank	2010 rank[1]	Company (ticker)	City, state	Score[2]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	144.60	827.2	1.36	14.55	13.20	34.82	0.22	0.00
2	2	BofI Holding Inc. (BOFI)	San Diego, CA	134.61	2,223.8	1.24	16.09	14.33	42.04	1.20	0.39
3	4	Hingham Institution for Savings (HIFS)	Hingham, MA	132.66	1,127.3	1.14	15.32	11.40	40.11	0.81	0.06
4	5	Dime Community	Brooklyn, NY	126.12	4,021.2	1.16	16.26	10.18	41.64	2.02	0.17
7	22	Investors Bancorp Inc. (MHC) (ISBC)	Short Hills, NJ	87.06	10,701.6	0.78	8.81	7.32	43.21	1.71	0.57
8	10	ESB Financial Corp. (ESBF)	Ellwood City, PA	86.74	1,964.8	0.81	11.26	8.90	53.64	2.04	0.18

2 BofI Holding, Inc. (BOFI) CA 134.61 2,224 1.24 16.09 14.33 42.04 1.20 0.39

#2

Source: SNL Financial

3

...and is also a Top Performer among the Broader Universe of all Public Banks and Thrifts

2014 rank	2013 rank		Total assets ($000)	2013 ROAE (%)	2013 ROAA (%)	Non-interest income/total revenue (%)	Capital ratio (%)	Efficiency ratio (%)	Non-performing loans/total loans (%)
1	79	Central Pacific Financial Corp., Honolulu, HI	$4,741,198	27.7	3.73	28.96	21.6	74.39	2.47
2	N/A	Palmetto Bancshares, Inc., Greenville, SC	$1,090,229	26.06	2.53	26.36	15.5	77.24	5.45
3	N/A	First National Community Bancorp, Inc., Dunmore, PA	$1,003,808	18.72	0.67	17.8	11.6	101.74	0.99
4	4	BofI Holding, Inc., San Diego, CA	$3,568,299	17.97	1.6	20.28	15.7	41.12	0.64
5	29	Southside Bancshares, Inc., Tyler, TX	$3,445,663	16.5	1.22	19.59	21.7	63.62	0.89
6	6	Bank of the Ozarks, Inc., Little Rock, AR	$4,787,068	15.5	2.04	26.64	17.1	47.71	0.26
7	63	Western Alliance Bancorporation, Phoenix, AZ	$9,307,095	14.34	1.35	2.79	12.4	55.6	2.45
8	16	First Financial Bankshares, Inc., Abilene, TX	$5,222,208	13.75	1.64	26.42	17	52.2	1.05
9	11	Hingham Institution for Savings, Hingham, MA	$1,356,441	13.63	1.06	4.14	13.8	43.26	0.55
10	23	Alerus Financial Corporation, Grand Forks, ND	$1,380,733	13.58	1.54	63.97	14.3	74.03	0.57

Source: ABA Banking Journal, May 2014
Note: Public banks and thrifts with total assets of $1-10 billion dollars

BofI is a Top Quartile Performer Versus Bank Peer Group

> The 95% on ROE means that the Bank outperformed 95% of all Banks. The 12% G&A ranking means that only 12% of Banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion dollars.

	BofI Federal Bank	Peer Group	Percentile
ROAA	1.65%	0.78%	93%
Return on equity	19.00%	6.79%	95%
G&A	1.39%	2.69%	12%
Efficiency ratio	30.99%	68.76%	2%

Source: Uniform Bank Performance Report (UBPR) as of 9/30/14
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 9/30/14

Our Business Model is More Profitable Because Our Costs are Lower

As % of average assets	BofI[1] (%)	Banks $1-$10bn[2] (%)
Net interest income	4.00	3.57
Salaries and benefits	0.71	1.52
Premises and equipment	0.13	0.36
Other non-interest expense	0.54	1.29
Total non-interest expense	**1.38**	**3.17**
Core business margin	**2.62**	**0.40**

1. BofI Federal Bank only for the three months ended 6/30/14 - the most recent data on FDIC website "Statistics on Depository Institutions Report"
   Excludes BofI Holding, Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 6/30/14. Total of 451 institutions $1-$10 billion

Corporate Profile and Vision











bank X

Vision

We aspire to be the most innovative branchless bank in the United States providing products and services superior to our branch based competitors

Key Facts

- $4.8 billion asset savings and loan holding company[1]
- 14-year operating history, publicly traded on NASDAQ (BOFI) since 2005
- Headquartered in single branch location in San Diego, CA
- 393 employees ($12.3 million in assets per employee)[1]
- Market Capitalization of $1.15 billion[2]

1. As of 9/30/14
2. As of 11/25/2014 closing price of $77.56 per share

Diversified Branchless Deposit Businesses



Key Elements

Consumer direct internet brands
- Demographically targeted brands
- Differentiated products with turn-down product options

Distribution Partners
- Exclusive relationships with significant brands, groups, or employees
- Exclusive relationships with financial planners through BofI Advisor

Business banking
- Business banking with full suite of cash management services

Specialty deposits
- 1031 exchange firms
- Title and escrow companies
- HOA and property management
- IOLTA accounts

BIN sponsorship
- Prepaid program managers with focus on large national programs

Deposit

Focus	Current Partner
Direct Marketing	     
Retail	
Event-Based Issuance	 

Diversified and Improving Deposit Mix Including Rapidly Increasing Business Banking Deposits

Diversified Deposit Base

Percent



- CD's 22.3
- Savings 4.4
- Money Market 22.7
- Checking 50.6

Rapid Business Banking Deposit Growth

($MM)



	Q3 13	Q4 13	Q1 14	Q2 14	Q3 14	Q4 14	Q1 15
($MM)	185	314	467	688	1,113	1,420	1,700
# of accounts	921	1481	1,979	2,087	2,341	2,801	3,128

Note: 100% of deposits equals $3,261.8 MM as of 9/30/14

Key Areas of Growth

Key Growth Areas	Growth[1]: 9/2013 - 9/2014
Checking balance	237%
MMS balance	34%
Savings balance	- 27%
CD balance	- 50%
Transaction account balance	145%

1. Growth is shown for core deposits

We are Building a Better Real-Time Data Engine to Drive Customer Touch-Points Based on a Wide Range off Data Sources



- Advanced multichannel integration
- Pervasive analytics utilizing customer data, microsegmentation and predictive modeling
- Real time interactions management for increased conversion rates
- Product offerings and pricing schemes, based on microsegments and optimized by channel

BofI's Vision for Multi-Channel Customer Service and Transactions



- Aggressive outbound
  - segmented call lists based upon behavioral segmentation (e.g., usage)

- Utilization of third party and internal data

- Coordinated multi-channel marketing

- Utilize third party infrastructure (e.g., ATMs to deposit cash and reload networks)

- Incorporate personalized elements (video, chat) into direct banker interactions

- Mobile and Remote RDC through iPhone and Android applications

The Tipping Point for Consumer and Business Banking Customers

- Consumers are disenchanted with traditional banks

- Cost structure of business and consumer accounts are significant concerns

- Technology has removed final barriers to branchless banking (remote deposit capture, reload networks, enhanced ATMs for depositing of cash)

- Ubiquity of mobile and smartphones

- Consumers can feel connection and relationship via electronic media (phone, video, chat, social)



Internet Banking/ New Preferred Method

Ages 18-34
Ages 35-54
Ages 55+

Source: AlixPartners study, Nicklaus internal reports, SNL Financial, American Bankers Association and Wall Street Research – February 2013

14

Retail Customers are Willing to Switch Primary Accounts to Branchless Banks

% Willing To Switch Primary Account To Branchless Bank



% Of Retail Banking Customers - Transactional vs. Relationship



Source: The Digital Disruption in Banking, Accenture 2014

Customers Prefer to Become Aware of Financial Products and Services through Electronic Channels



% of customers

Channel	Value
Email	36
Online	11
Telephone call/online chat/video conference	6
In person with account specialist	15
In person with teller	11

53% electronic

26% in person

Source: Mercator Advisory Group Customer Monitor Survey Series, Banking and Channels 2013, Question 27



Splintered Value Chain with Primary Banking Service Offerings by Non-Banks Appear to be Well Accepted

Retail Bank Customers Willing To Bank With Specific Companies

Company	Percentage
Square	72%
PayPal	55%
T-Mobile (U.S. Only)	27%
Costco	29
Apple	29
Google	29
Amazon	26
AT&T Mobility (US only)	26
Sprint (US only)	26



Retail Bank Customers Willing to Bank With Alternative Providers By Age

Age	Percentage
18-34	72%
35-54	55%
55+%	27%



Source: The Digital Disruption in Banking, Accenture 2014

Branch Transaction Activity Migrating to Mobile/Online Channels

U.S. Banking Transactions by Channel (Billions)[1]

15% of transactions at branches

~85% of transactions non-branch

Actual — Forecast

Years: 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

Legend: Mobile | Online | ATM | Call center | Branch

U.S. Branch Transaction Activity[2] (average annual change – 2008-11)



Deposit	-7% to -9%
Withdrawal	-3% to -6%
Check cashing	-17% to -19%
Total	-4% to -5%

1. Source: Tower Group; McKinsey & Co., Novantas.   2. Represents the average annual change measured in 2008-2011

Branch Traffic has Declined Approximately 4.0% per Year for an Aggregated Decline of 51% Over the Last 16 Years



**Average Branch Monthly Volume –
Teller Transactions**

"Branch foot-traffic is plummeting and branches are largely idle, except for the activities of the employees"

"Check writing declines 6-10% per year"

– Bob Meara, Analyst, Celent

Source: FMSI 2013 Teller Line Study

The Rollout of Remote Deposit Capture has had an Immediate Impact – Chase Example



1. Chase data includes non-Chase ATMs
Source: Gordon Smith, "Consumer & Community Banking" 2/26/13, J.P. Morgan & Chase, SNL Financial

Bank Deposit Revenue Sources have been Significantly Reduced and Cost per Branch Transaction is 40 Times that of a Call Center

Service Charges/Total Deposits (%)



Cost Per Transaction



Source: FDIC; Baird estimates; PNC population

Branch Banks Cannot Cost-Effectively Serve Most Customers



Source: MacroMonitor 2010 Survey of the U.S. households, U.S. Census Bureau; Chase data post implementation of Durbin Amendment

22

Primary Business – Lending



Lending

Single family
- **Gain-on-sale Mortgage Banking**
  - Internet and affinity lead sources
  - Self-service operation
  - Low-fixed costs
- **Wholesale Jumbo**
  - High-end portfolio lender
    - "Common Sense" underwriting
    - Q1 2015 average LTV of 62%
- **Warehouse Lending**
  - Product provides vertical integration and strengthens mortgage banking relationships

Multifamily
- **Retail**
- **Wholesale**
  - High quality originators with average experience of 15+ years
  - Call center based originators
  - Highly ranked website - apartmentbank.com
  - 12-year history as portfolio bank
  - High credit quality
  - Q1 2015 average LTV of 62% and DSCR of 1.38%

C&I Lending
- **Lender Finance**
  - Real estate and tax lien secured
  - Consumer receivable secured
  - Business loan secured
- **ABL**
  - Lower and middle market asset-based lending
- **Factoring**
  - Insurance company secured receivables
  - Healthcare receivables
  - Other high credit quality receivables
- **Bank Loans**
  - Syndicated cash-flow loans

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Loan Portfolio – End of Last Five Quarters ($ in Thousands)



Average Loan to Value	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015
Multifamily	55%	55%	55%	55%	56%
Single family	56%	55%	56%	57%	57%

Total Loan Pipeline at Record High

Loan Pipeline – Last Four Quarters and Current



$MM

Coordinated Banking Digital Strategy



- New digital marketing technology stack
- Enhancements to data warehouse
- Enterprise CRM implementation

1 Infrastructure

2 Data
- Unique digital personas for tailored interactions
- Linked CRMs
- Unique underwriting variables

7 User experience
- Consistent user experience across all major touch-points
- Organizational commitment to user experience

DIGITAL STRATEGY

3 Content
- Enterprise content management (e.g., web, blogs, social media)
- Workflow, BI, analytics, reporting

6 Social and mobile strategy
- Digital app store
- Seamless mobile functionality

5 Analytical strategy
- Multi-dimensional analysis by geography, customer type, product, traffic source, IVRU path

4 Business Process
- Cost efficiency, workflow
- Service orientation

Best-in-Class Asset Quality

Non-current (30 days+) loans to total loans[1]



Assets in non-accrual to total assets[1]



1. As reported in FDIC SDI report at 6/30/14. Total of 451 institutions included in the $1-$10 billion group

Loan Diversity – September 30, 2014

Loan Portfolio[1]
100% = $4,023 Million



1. Gross loans before premiums, discounts and allowances

H&R Block Transaction Overview

Program Management Agreement

- **Current Emerald prepaid debit card**

- **Emerald Advance Line of Credit**

- **Refund Transfer**

- **$26-$28 million annual projected revenues with pre-tax profit of $19-22 million from three products**

- **Credit Card (run-off)**

- **Future Mortgage**

- **IRA**

No Regulatory Approval Required

H&R Block Bank Deposit Assumption

- **$450-550 million dollars of deposits between 11 and 15 basis points of cost**

  – **300,000 IRA accounts**

  – **Over 3 million Emerald Card accounts**

- **No deposit premium or purchase price**

Regulatory Approval Required

Investment Summary

 **Full service branchless banking platform with structural cost advantages vs. traditional banks**

 **Superior growth and ROE relative to large and small competitors**

 **Solid track record of allocating capital to businesses with best risk-adjusted returns**

 **New business initiatives will generate incremental growth in customers, loans and profits**

 **Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks**

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@bofi.com
www.bofiholding.com

Johnny Lai, VP Corporate Development and
Investor Relations

Phone: 858.649.2218 ext. 1609

Mobile: 858.245.1442

jlai@bofifederalbank.com